Supplement to Offer to Purchase dated February 10, 2004

Akamai Has Increased the Maximum Offer Price of Its Offer to Purchase for Cash

up to $101,000,000 Aggregate Principal Amount of its Outstanding
5 1/2% Convertible Subordinated Notes due 2007

THE OFFER HAS BEEN EXTENDED AND AMENDED. THE OFFER, PRORATION PERIOD

AND WITHDRAWAL RIGHTS WILL EXPIRE AT 9:00 A.M., EASTERN TIME, ON
WEDNESDAY, MARCH 24, 2004, UNLESS THE OFFER IS FURTHER EXTENDED.

      This Supplement (this “Supplement”) supplements and amends the Offer to Purchase, dated February 10, 2004 (as amended by Amendment No. 1 to the Schedule TO (File No. 005-57113) filed on February 19, 2004 and hereby and as it may be further supplemented or amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as amended and restated by Amendment No. 2 to the Schedule TO (File No. 005-57113) filed on March 10, 2004 (“Amendment No. 2 to Schedule TO”) and as it may be further supplemented or amended from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) of Akamai Technologies, Inc., a Delaware corporation (referred to as “Akamai” or “we”).

      Akamai is amending its previously announced offer to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, up to $101,000,000 in aggregate principal amount of its outstanding 5 1/2% Convertible Subordinated Notes due 2007 (the “Notes”). As amended by this Supplement, Akamai is offering to purchase the Notes at price not greater than $1,012.50 nor less than $1,000 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of payment. Akamai will determine the exact price to be paid for the Notes purchased in the Offer using the “Modified Dutch Auction” procedure described in the Offer to Purchase.

      Akamai has extended the Expiration Date of the Offer to 9:00 a.m., Eastern time, on Wednesday, March 24, 2004, unless further extended.

      All references in the Offer to the “Maximum Offer Price” for the Notes shall mean the highest price in the price range listed above ($1,012.50). All references in the Offer to the “Expiration Date” shall mean 9:00 a.m., Eastern time, on Wednesday, March 24, 2004, unless the Offer is further extended.

Incorporation by Reference of Annual Report on Form 10-K for the fiscal year ended December 31, 2003

      On March 10, 2004, Akamai filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the “2003 Annual Report”). The 2003 Annual Report has been added as one of the documents that is incorporated by reference in the Offer to Purchase. We will provide without charge to each person, including any beneficial owner of Notes, upon written or oral request of such person, a copy of the 2003 Annual Report, other than the exhibits to such document (unless such exhibits are specifically incorporated by reference in the Offer to Purchase). Requests for such copies should be directed to the Information Agent at the address below.

Source and Amount of Funds

      Because we have amended the Maximum Offer Price, the maximum amount of funds required by Akamai to purchase the Notes pursuant to the Offer has increased from the amount set forth originally in the Offer and is now estimated to be approximately $102,262,500 plus approximately $1,388,770 in accrued interest, assuming payment of the Notes purchased in the Offer is made on March 31, 2004. Akamai expects to fund its purchase of Notes in the Offer from its cash on hand.

Amended and Restated Letter of Transmittal

      Holders wishing to tender Notes may continue to use the Letter of Transmittal originally provided by Akamai on February 10, 2004, or the Amended and Restated Letter of Transmittal filed as an exhibit to Amendment No. 2 to Schedule TO.

      Holders that have previously validly tendered (and not withdrawn) their Notes pursuant to the Offer are not required to take any further action to receive the Purchase Price for any such Notes purchased pursuant to the Offer, unless they wish to withdraw their Notes or they wish to change the Purchase Price for which their Notes are being tendered. Holders that wish to withdraw their Notes must follow the procedures set forth in Section 8 of the Offer to Purchase. Holders that wish to change the Purchase Price for which their Notes are being tendered must withdraw their Notes following the procedures set forth in Section 8 of the Offer to Purchase and retender their Notes following one of the procedures set forth in Section 7 of the Offer to Purchase.

      Except as set forth in this Supplement, the terms and conditions of the Offer remain as set forth in the Offer to Purchase and the Letter of Transmittal. This Supplement should be read in connection with the Offer to Purchase and the Letter of Transmittal. Unless otherwise indicated, capitalized terms used in this Supplement have the same meanings given to them in the Offer to Purchase.

AKAMAI TECHNOLOGIES, INC.

March 10, 2004

      Questions and requests for assistance or for additional copies of this Supplement, the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Citigate Financial Intelligence

850 Third Avenue

11th Floor
New York, NY 10022

Banks and Brokers Call Collect: (201) 499-3500

All Others Call Toll Free: (877) 746-3583

The Dealer Manager for the Offer is:

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Toll Free: (866) 800-8933

or
Call Collect: (212) 583-5575